Exhibit 12.1

Cubic Corporation

Computation of Ratio of Earnings to Fixed Charges

	Nine months ended
	June 30,	Year ended September 30,
	2018	2017	2016	2015	2014	2013
	(amounts in thousands)
Computation of earnings:
Income (loss) from continuing operations before income taxes	$(11,452)	$(11,082)	$(26,437)	$56,796	$74,611	$68,831
Adjustment for losses from equity method investees	874	1,442	567	-	-	-

Fixed charges, as calculated below	11,062	19,366	14,512	7,322	6,996	6,579
Amortization of capitalized interest	54	72	-	-	-	-
Capitalized interest	(164)	(744)	-	-	-	-
Net (income) loss attributable to noncontrolling interests	1,881	-	-	(29)	(89)	(183)
Total earnings	$2,255	$9,024	$(11,358)	$64,089	$81,518	$75,227

Computation of fixed charges:
Interest expense	$8,152	$15,027	$11,199	$4,400	$4,084	$3,427
Capitalized interest	164	744	-	-	-	-
Estimate of interest within rental expense (1)	2,746	3,565	3,313	2,922	2,912	3,152
Total fixed charges	$11,062	$19,366	$14,512	$7,322	$6,996	$6,579
Ratio of earnings to fixed charges(2)	-	-	-	8.75	11.65	11.43

(1) The estimate of interest within rental expense is estimated to be one-third of rental expense.

(2) As a result of the Company’s net loss from continuing operations during the nine months ended June 30, 2018 and for the years ended September 30, 2017 and 2016, earnings were inadequate to cover fixed charges by $8,807, $10,342 and $25,870, respectively.

These ratios were computed by dividing earnings by our fixed charges.  For this purpose, earnings include income or loss from continuing operations before income taxes, adjusted for: losses from equity method investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, interest capitalized during the year, and net income or loss attributable to our noncontrolling interests.  Fixed charges include interest expensed and capitalized, and estimates of interest within rental expense. For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.  Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the table above.